Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

First Fiscal Quarter Ended May 31, 2019

- Net Revenues up by 27.6% Year-Over-Year

- Non-GAAP Income from Operations down by 7.3% Year-Over-Year

- Net Loss Attributable to TAL was US$7.3 million, compared to net income attributable to TAL of US$66.8 million in the same period of the prior year

-Total Student Enrollments of normal priced long-term course up by 40.6% Year-Over-Year

(Beijing–July 25, 2019)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the first quarter of fiscal year 2020 ended May 31, 2019.

Highlights for the First Quarter of Fiscal Year 2020

-	Net revenues increased by 27.6% year-over-year to US$702.8 million from US$550.6 million in the same period of the prior year.
-	Income from operations decreased by 23.6% year-over-year to US$57.3 million, from US$75.0 million in the same period of the prior year.
-	Non-GAAP income from operations, which excluded share-based compensation expenses, decreased by 7.3% year-over-year to US$83.4 million, from US$90.0 million in the same period of the prior year.
-	Net loss attributable to TAL was US$7.3 million, compared to net income attributable to TAL of US$66.8 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, decreased by 77.0% to US$18.8 million from US$81.8 million in the same period of the prior year.
-	Basic and diluted net loss per American Depositary Share (“ADS”) were both US$0.01. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.03. Three ADSs represent one Class A common share.
-	Cash, cash equivalents and short-term investments totaled US$1,912.2 million as of May 31, 2019, compared to US$1,515.6 million as of February 28, 2019.
-	Total Student Enrollments of normal priced long-term course increased by 40.6% year-over-year to approximately 1,718,190 from approximately 1,221,750 in the same period of the prior year.
-	Total physical network increased from 676 learning centers in 56 cities as of February 28, 2019 to 725 learning centers in 57 cities as of May 31, 2019.

Financial and Operating Data—First Quarter of Fiscal Year 2020

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	May 31,
	2018	2019	Pct. Change
Net revenues	550,649	702,770	27.6%
Operating income	74,989	57,318	(23.6%)
Non-GAAP operating income	89,955	83,402	(7.3%)
Net income/(loss) attributable to TAL	66,800	(7,304)	(110.9%)
Non-GAAP net income attributable to TAL	81,766	18,780	(77.0%)
Net income/(loss) per ADS attributable to TAL – basic	0.12	(0.01)	(110.5%)
Net income/(loss) per ADS attributable to TAL – diluted	0.11	(0.01)	(111.1%)
Non-GAAP net income per ADS attributable to TAL – basic	0.14	0.03	(78.0%)
Non-GAAP net income per ADS attributable to TAL – diluted	0.14	0.03	(77.7%)
Total Student Enrollments of normal priced long-term course	1,221,750	1,718,190	40.6%

“The first quarter’s topline results reflected the success of our consistent growth strategy. We recorded healthy growth of small class business in the cities we currently cover and further scaled our online courses,” said Mr. Rong Luo, TAL’s Chief Financial Officer.

“Looking ahead, our long-term development strategy remains unchanged. We will pursue solid, organic and sustainable expansion of our offline business. At the same time, we will continuously invest in new technology and other initiatives to accelerate our online business development and realize the promising potential of online education. These investments will also enable us to actively promote the integration of online and offline education, and contribute to the development of innovative, technology-focused education models,” Mr. Luo added.

Financial Results for the First Quarter of Fiscal Year 2020

Net Revenues

In the first quarter of fiscal year 2020, TAL reported net revenues of US$702.8 million, representing a 27.6% increase from US$550.6 million in the first quarter of fiscal year 2019. The increase was mainly driven by an increase in total Student Enrollments of normal priced long-term course, which increased by 40.6% to approximately 1,718,190 from approximately 1,221,750 in the same period of the prior year. The increase in total Student Enrollments of normal priced long-term course was primarily driven by the growth of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In the first quarter of fiscal year 2020, operating costs and expenses were US$647.9 million, representing a 34.8% increase from US$480.7 million in the first quarter of fiscal year 2019. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$621.8 million, a 33.5% increase from US$465.8 million in the first quarter of fiscal year 2019.

Cost of revenues increased by 21.4% to US$316.9 million from US$261.1 million in the first quarter of fiscal year 2019. The increase in cost of revenues was mainly due to an increase in teacher compensation and rental costs. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 21.4% to US$316.6 million, from US$260.9 million in the first quarter of fiscal year 2019.

Selling and marketing expenses increased by 64.4% to US$155.4 million from US$94.5 million in the first quarter of fiscal year 2019. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 63.0% to US$151.4 million, from US$92.9 million in the first quarter of fiscal year 2019. The increase of selling and marketing expenses in the first quarter of fiscal year 2020 was primarily a result of more marketing promotion activities to expand our customer base and brand enhancement, as well as a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the same period in the prior year.

General and administrative expenses increased by 40.3% to US$175.6 million from US$125.2 million in the first quarter of fiscal year 2019. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the same period in the prior year and a rise in compensation to our general and administrative personnel. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 37.3% to US$153.8 million, from US$112.0 million in the first quarter of fiscal year 2019.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 74.3% to US$26.1 million in the first quarter of fiscal year 2020 from US$15.0 million in the same period of fiscal year 2019.

Gross Profit

Gross profit increased by 33.3% to US$385.9 million from US$289.6 million in the first quarter of fiscal year 2019.

Income from Operations

Income from operations decreased by 23.6% to US$57.3 million from US$75.0 million in the first quarter of fiscal year 2019. Non-GAAP income from operations, which excluded share-based compensation expenses, decreased by 7.3% to US$83.4 million from US$90.0 million in the first quarter of fiscal year 2019.

Other Income/(Expense)

Other expense was US$31.3 million for the first quarter of fiscal year 2020, mainly related to loss from the fair value change of an equity security with readily determinable fair value.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$50.6 million for the first quarter of fiscal year 2020, compared to US$9.7 million for the first quarter of fiscal year 2019. Impairment loss on long-term investments was mainly due to other-than-temporary declines in the value of long-term investments in several investees.

Income Tax (Expense) /Benefit

Income tax benefit was US$2.8 million in the first quarter of fiscal year 2020, compared to US$17.3 million of income tax expense in the first quarter of fiscal year 2019.

Net Income/(Loss) Attributable to TAL Education Group

Net loss attributable to TAL was US$7.3 million, compared to net income attributable to TAL of US$66.8 million in the first quarter of fiscal year 2019. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, decreased by 77.0% to US$18.8 million, from US$81.8 million in the first quarter of fiscal year 2019.

Basic and Diluted Net Income/(Loss) per ADS

Basic and diluted net loss per ADS were both US$0.01 in the first quarter of fiscal year 2020. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.03.

Capital Expenditures

Capital expenditures for the first quarter of fiscal year 2020 were US$41.4 million, an increase of US$12.7 million from US$28.7 million in the first quarter of fiscal year 2019.

Cash, Cash Equivalents, and Short-Term Investments

As of May 31, 2019, the Company had US$1,568.4 million of cash and cash equivalents and US$343.8 million of short-term investments, compared to US$1,247.1 million of cash and cash equivalents and US$268.4 million of short-term investments as of February 28, 2019.

Deferred Revenue

The Company’s deferred revenue balance was US$968.4 million, compared to US$1,328.5 million as of May 31, 2018, representing a year-over-year decrease of 27.1% mainly due to the change of tuition fees collection schedule to meet certain regulatory requirement.

New Accounting Standard

The Company adopted the new lease accounting standard (ASC 842) on March 1, 2019, using the modified retrospective transition method resulting in the recording of operating lease right-of-use assets of US$1,073.0 million and operating lease liabilities of US$1,069.2 million on the balance sheet. Prior period amounts have not been adjusted and continue to be reported in accordance with the previous accounting guidance. The adoption of the new guidance did not have a material effect on the consolidated statements of operations.

Business Outlook

Based on our current estimates, total net revenues for the second quarter of fiscal year 2020 are expected to be between US$895.7 million and US$916.7 million, representing an increase of 28% to 31% on a year-over-year basis.

If not taking into consideration the impact of potential change in exchange rate between Renminbi and the U.S. Dollar, the projected revenue growth rate is expected to be in the range of 32% to 35% for the second quarter of fiscal year 2020.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the first fiscal quarter of fiscal year 2020 ended May 31, 2019 at 8:00 a.m. Eastern Time on July 25, 2019 (8:00 p.m. Beijing time on July 25, 2019).

The dial-in details for the live conference call are as follows:

- U.S. toll free:	+1-866-519-4004
- Hong Kong toll free:	800-906-601
- International toll:	+65-6713-5090
Conference ID:	1787553

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at https://ir.100tal.com/.

A telephone replay of the conference call will be available through 9:59 a.m. U.S. Eastern time, August 2, 2019 (9:59 p.m. Beijing time, August 2, 2019).

The dial-in details for the replay are as follows:

- U.S. toll free:	+1-855-452-5696
- Hong Kong toll free:	800-963-117
- International toll:	+61-2-8199-0299
Conference ID:	1787553

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2020, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum as well as competence oriented programs. The Company's learning center network currently covers over 50 key cities in China.

We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Echo Yan

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 28, 2019	As of May 31, 2019
ASSETS

Current assets
Cash and cash equivalents	$1,247,140	$1,568,429
Restricted cash-current	9,227	3,097
Short-term investments	268,424	343,767
Inventory	7,750	10,880
Amounts due from related parties-current	3,341	3,356
Income tax receivables	7,204	16,816
Prepaid expenses and other current assets	202,630	199,730
Total current assets	1,745,716	2,146,075
Restricted cash-non-current	7,334	7,041
Amounts due from related parties-non-current	1,747	1,724
Property and equipment, net	287,877	297,493
Deferred tax assets-non-current	29,179	34,737
Rental deposits	56,135	60,459
Intangible assets, net	74,776	69,657
Land use right, net	-	13,281
Goodwill	414,228	406,914
Long-term investments	850,695	739,652
Long-term prepayments and other non-current assets	267,404	251,329
Operating lease right-of-use assets	-	1,073,048
Total assets	$3,735,091	$5,101,410

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 98,436 and 71,131 as of February 28, 2019 and May 31, 2019, respectively)	$106,493	$76,759
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of 401,027 and 898,203 as of February 28, 2019 and May 31, 2019, respectively)	433,610	966,652
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs without recourse to TAL Education Group of 18,504 and 18,259 as of February 28, 2019 and May 31, 2019, respectively)	24,375	24,315
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 291,728 and 295,625 as of February 28, 2019 and May 31, 2019, respectively)	365,195	361,707
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 36,670 and 25,472 as of February 28, 2019 and May 31, 2019, respectively)	38,743	5,924
Short-term debt and current portion of long-term debt (including short-term debt and current portion of long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2019 and May 31, 2019, respectively)	210,027	-
Bond payable, current portion (including bond payable, current portion of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2019 and May 31, 2019, respectively)	5,275	-
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIEs without recourse to TAL Education Group of nil and 221,450 as of February 28, 2019 and May 31, 2019, respectively)	-	248,918
Total current liabilities	1,183,718	1,684,275
Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of 2,497 and 1,729 as of February 28, 2019 and May 31, 2019, respectively)	2,497	1,729
Amounts due to related parties-non-current (including amounts due to related parties-non-current of the consolidated VIEs without recourse to TAL Education Group of 106 and 70 as of February 28, 2019 and May 31, 2019, respectively)	196	115
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 16,951 and 10,858 as of February 28, 2019 and May 31, 2019, respectively)	17,738	11,446
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to TAL Education Group of 465 and 451 as of February 28, 2019 and May 31, 2019, respectively)	465	451
Operating lease liabilities, non-current portion (including operating lease liabilities, non-current portion of the consolidated VIEs without recourse to TAL Education Group of nil and 752,788 as of February 28, 2019 and May 31, 2019, respectively)	-	820,242
Total liabilities	1,204,614	2,518,258

Equity
Class A common shares	127	129
Class B common shares	71	69
Class A common shares issuable	1,977	1,977
Additional paid-in capital	1,485,521	1,583,360
Statutory reserve	58,690	58,690
Retained earnings	920,314	913,010
Accumulated other comprehensive income/(loss)	17,047	(16,635)
Total TAL Education Group's equity	2,483,747	2,540,600
Noncontrolling interest	46,730	42,552
Total equity	2,530,477	2,583,152
Total liabilities and equity	$3,735,091	$5,101,410

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended May 31,
	2018	2019
Net revenues	$550,649	$702,770
Cost of revenues (note 1)	261,082	316,875
Gross profit	289,567	385,895
Operating expenses (note 1)
Selling and marketing	94,507	155,399
General and administrative	125,151	175,585
Total operating expenses	219,658	330,984
Government subsidies	5,080	2,407
Income from operations	74,989	57,318
Interest income	16,563	16,087
Interest expense	(3,865)	(3,124)
Other income/(expense)	8,686	(31,331)
Impairment loss on long-term investments	(9,713)	(50,594)
Income/(loss) before income tax and loss from equity method investments	86,660	(11,644)
Income tax (expense)/benefit	(17,332)	2,759
Loss from equity method investments	(3,057)	(1,331)
Net income/(loss)	66,271	(10,216)
Add: Net loss attributable to noncontrolling interest	529	2,912
Net income/(loss) attributable to TAL Education Group	$66,800	$(7,304)
Net income/(loss) per common share
Basic	$0.35	$(0.04)
Diluted	0.33	(0.04)
Net income/(loss) per ADS (note 2)
Basic	$0.12	$(0.01)
Diluted	0.11	(0.01)
Weighted average shares used in calculating net income/(loss) per common share
Basic	189,017,417	197,160,090
Diluted	200,427,699	197,160,090

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months
	Ended May 31,
	2018	2019
Cost of revenues	$163	$247
Selling and marketing expenses	1,626	4,040
General and administrative expenses	13,177	21,797
Total	$14,966	$26,084

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Comprehensive Income/(LOSS)

(In thousands of U.S. dollars)

	For the Three Months Ended May 31,
	2018	2019
Net income/(loss)	$66,271	$(10,216)
Other comprehensive income/(loss), net of tax	86,709	(34,948)
Comprehensive income/(loss)	152,980	(45,164)
Add: Comprehensive loss attributable to noncontrolling interest	742	4,178
Comprehensive income/(loss) attributable to TAL Education Group	$153,722	$(40,986)

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended May 31,
	2018	2019
Cost of revenues	$261,082	$316,875
Share-based compensation expense in cost of revenues	163	247
Non-GAAP cost of revenues	260,919	316,628

Selling and marketing expenses	94,507	155,399
Share-based compensation expense in selling and marketing expenses	1,626	4,040
Non-GAAP selling and marketing expenses	92,881	151,359
General and administrative expenses	125,151	175,585
Share-based compensation expense in general and administrative expenses	13,177	21,797
Non-GAAP general and administrative expenses	111,974	153,788

Operating costs and expenses	480,740	647,859
Share-based compensation expense in operating costs and expenses	14,966	26,084
Non-GAAP operating costs and expenses	465,774	621,775

Income from operations	74,989	57,318
Share-based compensation expenses	14,966	26,084
Non-GAAP income from operations	89,955	83,402

Net income/(loss) attributable to TAL Education Group	66,800	(7,304)
Share-based compensation expenses	14,966	26,084
Non-GAAP net income attributable to TAL Education Group	$81,766	$18,780
Net income/(loss) per ADS
Basic	$0.12	$(0.01)
Diluted	0.11	(0.01)
Non-GAAP net income per ADS
Basic	$0.14	$0.03
Diluted	0.14	0.03

ADSs used in calculating net income/(loss) per ADS
Basic	567,052,251	591,480,270
Diluted	601,283,097	591,480,270
ADSs used in calculating Non-GAAP net income per ADS
Basic	567,052,251	591,480,270
Diluted	601,283,097	619,768,119